Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces First-Quarter

2014 Financial Results

TAIPEI, Taiwan, May 13, 2013 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the first quarter of 2014.

“Late in Q1 we successfully launched a new mobile game, an important first step in the transformation and growth of our games business,” stated GigaMedia Limited Chief Executive Officer Collin Huang. “We also made progress in forming partnerships that will support our social casino games growth initiatives planned for later this year.”

“We will soon add a popular new browser game to our portfolio to drive further growth,” stated CEO Collin Huang. “And in cloud computing we recently launched a promising new, cutting-edge product: desktop as a service.”

“Visibility on revenue growth is increasing,” stated CEO Collin Huang. “We forecast revenue growth to begin in the second quarter and accelerate in the third and fourth quarters driven by multiple initiatives.”

Highlights

•	First new growth driver added: GigaMedia successfully added a key new revenue stream in the first quarter, recording approximately one month of contributions from the mobile game Three Kingdoms Partner. Mobile games accounted for approximately nine percent of total game revenues in the first quarter and represented the first of multiple new revenue streams anticipated in 2014 from growth initiatives.

•	Results in line with expectations: Overall results were in line with expectations, reflecting mainly the unfinished transition of GigaMedia’s online games business to browser/mobile games and social casino games. Growth in the company’s MMO game Tales Runner and approximately one month of new contributions from Three Kingdoms Partner were more than offset by lower contributions from legacy PC games and the cloud computing business. As a result, revenues decreased to $2.2 million. Revenues from GigaMedia’s growth initiatives in browser/mobile games and social casino games are expected to increasingly displace revenues from legacy PC games offerings and drive growth going forward. (See, “Recent Developments” and “Business Outlook.”) Net loss was approximately $3.1 million.

•	Strong balance sheet: Cash and marketable securities-current of approximately $78.8 million, or approximately $1.54 per share, compared to $80.3 million at the end of the fourth quarter of 2013. Short-term debt was $4.3 million.

Recent Developments

•	Revenue growth forecast: Revenue growth is expected to begin in the second quarter and accelerate in the second half of 2014. (See, “Business Outlook.”)

•	New licensed MMO: The online games business expects to soon announce the licensing of a popular browser-based MMO game. Following localization, planning and testing, management expects to launch the game in late 2014.

•	New affiliated marketing partners: The social casino games platform business has signed agreements with multiple new affiliated marketing partners in mainland China; launch is expected in the second half of 2014.

•	New strategic partnerships for social casino games: The social casino games platform business expects to soon finalize agreements with multiple strategic partners to strengthen the social casino games platform.

•	New virtual desktop product from GigaCloud: The cloud computing business launched a new virtual desktop product in May. GigaCloud’s virtual desktop provides flexible anytime, anywhere Desktop as a Service (DaaS) and delivers cost savings to enterprises by eliminating needs for IT investments and managing complex infrastructure.

•	Share buyback: As part of its plans to increase shareholder value, management intends to implement a share buyback in the near future.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 1Q14 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q14	4Q13	Change (%)	1Q14	1Q13	Change (%)
Revenues	2,175	3,381	–36	2,175	4,187	–48
Gross Profit	1,015	1,157	–12	1,015	2,333	–57
Loss from Operations	2,567	31,338	NM	2,567	1,268	NM
Net Loss Attributable to GigaMedia	3,076	30,363	NM	3,076	1,389	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	0.06	0.60	NM	0.06	0.03	NM
EBITDA (A)	(2,806)	(29,841)	NM	(2,806)	(817)	NM
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	78,821	80,262	–2	78,821	77,832	1

NM – Not Meaningful

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the first quarter of 2014 were $2.2 million; this compared to $3.4 million in the fourth quarter of 2013 and $4.2 million in the first quarter of 2013. The quarter-over-quarter revenue decline was due to decreased contributions from Giga’s online games and cloud computing businesses. In online games, the decrease resulted from lower contributions from legacy PC-based casual games reflecting the continuing shift in player preferences for browser/mobile games. This decrease offset growth in the company’s MMO game Tales Runner and approximately one month of new contributions from the mobile game Three Kingdoms Partner, launched late in the first quarter. In cloud computing, the quarter-over-quarter variation reflected the impact of special projects completed in the fourth quarter. Year-over-year results mainly reflected the effect on Giga’s currently PC-based online games business of the shift in player preferences for browser/mobile games, as well as lower contributions from Tales Runner.

In response to market trends, GigaMedia is rebuilding its portfolio with browser/mobile games and social casino games. The company launched its first mobile game of 2014 in March and plans additional launches of browser/mobile games and social casino games throughout 2014.

In online games, average monthly revenue per active paying account was $23.95 during the first quarter of 2014 compared to $27.82 in the previous quarter, with the variation reflecting mainly the impact of the MMO A.V.A. on fourth-quarter results, prior to the termination of its operation in December. Peak concurrent users were approximately 12,000 in the first quarter compared to approximately 16,000 in the fourth quarter of 2013.

Consolidated gross profit for the first quarter of 2014 was $1.0 million compared to $1.2 million in the fourth quarter of 2013 and to $2.3 million in the first quarter of 2013. First-quarter 2014 consolidated gross profit margin was 46.6 percent compared to 34.2 percent in the fourth quarter of 2013 and 55.7 percent in the first quarter of 2013.

Consolidated operating expenses for the first quarter of 2014 were $3.6 million. This compared to $32.5 million in the fourth quarter of 2013, which included non-cash impairment losses of approximately $30.0 million related primarily to the write-off of goodwill and intangible assets of GigaMedia’s legacy PC games business, acquired in 2006, and to $3.6 million in the first quarter of 2013.

Consolidated product development and engineering expenses were $246 thousand in the first quarter of 2014 compared to $497 thousand in the previous quarter and $372 thousand in the first quarter of 2013.

Consolidated selling and marketing expenses were $1.6 million in the first quarter of 2014 compared to $935 thousand in the previous quarter and $1.4 million in the first quarter of 2013.

Consolidated general and administrative expenses were $1.8 million in the first quarter versus $1.1 million in the previous quarter and $1.8 million in the first quarter of 2013. Corporate operating expenses were approximately $860 thousand in the first quarter of 2014, in line with $523 thousand in the fourth quarter of 2013.

Consolidated loss from operations for the first quarter of 2014 was $2.6 million compared to $31.3 million in the fourth quarter of 2013, which included non-cash impairment losses of approximately $30.0 million, and to $1.3 million in the first quarter of 2013. The quarter-over-quarter variation mainly reflected the impact of the fourth-quarter 2013 non-cash impairment losses. The year-over-year increase in consolidated operating loss was attributable to revenue decline during the period, which outpaced decreases in operating expenses, and led to lower gross margin.

Consolidated non-operating expenses/income during the first quarter of 2014 was a loss of $208 thousand compared to income of $1.2 million in the fourth quarter of 2013 and a loss of $137 thousand recorded in the first quarter of 2013.

Consolidated net income for the first quarter of 2014 was a loss of $3.1 million compared to $30.4 million in the previous quarter, which included non-cash impairment losses of approximately $30.0 million, and to $1.4 million in the first quarter of 2013.

Consolidated EBITDA for the first quarter of 2014 was a loss of $2.8 million compared to $29.8 million in the previous quarter, which included non-cash impairment losses of approximately $30.0 million, and to $817 thousand in the first quarter of 2013.

Strong Financial Position

During the first quarter, GigaMedia continued to maintain a strong balance sheet. As of March 31 2014, GigaMedia had $78.8 million in cash and marketable securities-current, or approximately $1.54 per share, compared to $80.3 million at the end of the fourth quarter of 2013. Cash flow from operations was an outflow of approximately $2.5 million, an increase from cash outflow in the fourth quarter of $1.8 million, due primarily to termination of the game A.V.A. in the fourth quarter, lower contributions from GigaCloud, promotions surrounding the launch of Three Kingdoms Partner, and investments in the first quarter in developing new game products and services. Short-term debt was $4.3 million at the end of the first quarter.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 13, 2014. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2013 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online games business

In response to the ongoing downturn in the PC-based games market in which GigaMedia has historically operated, management is repositioning its online games business to align itself with strong growth in browser/mobile games and social casino games. Investments in rebuilding GigaMedia’s game pipeline and upgrading systems are ongoing to support anticipated future growth.

In 2014, management expects accelerating revenue growth in its online games business, with contributions from 1) new browser/mobile games; 2) new social casino games; and 3) new licensed games to more than offset declines in its legacy PC games products. The company expects to update content in its new mobile game late in Q2 2014 and plans launches of, a new social casino game platform, and a new browser-based MMO game in the next six months. In the next 4-6 weeks, management expects to begin testing a new mobile social game platform planned for operations in 2015.

The pace of future growth will be subject to the timing of these growth initiatives, as well as potential new strategic transactions, making near-term forecasts difficult. Nonetheless, based on progress to date in strengthening the pipeline, building a new technology platform, and executing new growth plans, management is confident the online games business will deliver growing revenues in 2014.

Cloud services business

GigaMedia’s cloud services business was launched in April 2013 with a cloud-based Software as a Service (SaaS) offering of hosted phone, fax, storage, and video security systems for SMEs. Management plans to expand the scope, reach, and quality of its cloud offerings going forward. Expansion of GigaCloud in 2014 has begun with new private SaaS applications and services for SMEs and larger enterprises. A new virtual desktop product was launched in May and additional new public and private SaaS applications and consulting services are planned for 2014.

Management expects GigaCloud to make small revenue contributions in the second quarter of 2014. Based on results to date and the company’s strategic growth plans, management is confident the cloud business will deliver growing revenues in 2014.

Overall Outlook

Management expects a small sequential revenue increase in the second quarter of 2014, with contributions from the mobile game Three Kingdoms Partner more than offsetting declines in GigaMedia’s legacy PC games products. Management forecasts revenue growth to accelerate in the third and fourth quarter, following the implementation of growth initiatives in its online games and cloud computing businesses.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on May 13, 2014 at 8:00 p.m. Eastern Standard Time, which is 8:00 a.m. Taipei Time on May 14, 2014, to discuss GigaMedia’s first-quarter 2014 performance.

Dial-in numbers:

U.S.: +1-845-675-0437

International: +65-6723-9381

Passcode: 42510401

A replay will be available from 11:00 p.m. Eastern Standard Time on May 13, 2014 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 42510401

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2014 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2014	12/31/2013	3/31/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,042,102	2,463,125	4,186,767
Other revenues	133,204	917,736	0

	2,175,306	3,380,861	4,186,767

Operating costs
Cost of Asian online game and service revenues	912,002	1,231,969	1,817,078
Cost of other revenues	248,772	991,980	36,236

	1,160,774	2,223,949	1,853,314

Gross profit	1,014,532	1,156,912	2,333,453

Operating expenses
Product development and engineering expenses	246,328	497,083	371,519
Selling and marketing expenses	1,572,235	934,726	1,417,610
General and administrative expenses	1,751,163	1,093,795	1,839,645
Bad debt expenses (recoveries )	11,450	51,818	(27,247)
Impairment losses	0	29,917,344	0

	3,581,176	32,494,766	3,601,527

Loss from operations	(2,566,644)	(31,337,854)	(1,268,074)

Non-operating income (expense)
Interest income	173,830	85,717	50,191
Gain on sales of marketable securities	241	1,199,533	0
Interest expense	(15,580)	(7,549)	(27,237)
Foreign exchange (loss) gain - net	(447,252)	24,262	(186,438)
Gain (loss) on disposal of property, plant and equipment	15	603	(4,872)
Gain (loss) on equity method investments - net	23,501	(59,304)	22,917
Other	57,428	(41,504)	8,228

	(207,817)	1,201,758	(137,211)

Loss from continuing operations before income taxes	(2,774,461)	(30,136,096)	(1,405,285)
Income tax (expense) benefit	(721)	(76,099)	16,570

Loss from continuing operations	(2,775,182)	(30,212,195)	(1,388,715)
Loss from discontinued operations, net of tax	0	(431,910)	(345)

Net loss	(2,775,182)	(30,644,105)	(1,389,060)
Less: Net (gain) loss attributable to noncontrolling interest	(300,921)	281,157	0

Net loss attributable to shareholders of GigaMedia	(3,076,103)	(30,362,948)	(1,389,060)

(Loss) earnings per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.06)	(0.59)	(0.03)
Loss from discontinued operations	0.00	(0.01)	0.00

	(0.06)	(0.60)	(0.03)

Diluted:
Loss from continuing operations	(0.06)	(0.59)	(0.03)
Loss from discontinued operations	0.00	(0.01)	0.00

	(0.06)	(0.60)	(0.03)

Weighted average shares outstanding:
Basic	51,224,134	50,720,498	50,719,976

Diluted	51,224,134	50,720,498	50,719,976

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2014	12/31/2013	3/31/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	49,667,405	58,801,533	60,313,323
Marketable securities - current	29,153,315	21,460,119	17,518,275
Accounts receivable - net	1,159,243	2,026,891	3,630,552
Prepaid expenses	681,611	749,598	849,549
Restricted cash	1,491,139	0	0
Other receivables	208,249	211,006	2,197
Other current assets	145,424	82,244	922,066

Total current assets	82,506,386	83,331,391	83,235,962

Marketable securities - noncurrent	10,178,480	6,048,080	4,250,550
Investments	5,279,776	5,822,332	5,059,876
Property, plant & equipment - net	1,663,286	1,676,772	1,826,313
Goodwill	0	0	16,485,591
Intangible assets - net	1,151,311	1,461,304	15,125,057
Prepaid licensing and royalty fees	4,629,954	4,665,992	8,118,402
Other assets	301,240	315,327	2,515,525

Total assets	105,710,433	103,321,198	136,617,276

Liabilities and equity
Accounts payable	297,595	1,178,357	159,133
Accrued compensation	572,948	379,905	440,810
Accrued expenses	2,262,425	2,616,623	4,947,557
Short-term borrowings	4,266,492	4,360,953	7,542,742
Other current liabilities	6,082,274	6,302,847	7,396,623

Total current liabilities	13,481,734	14,838,685	20,486,865
Other liabilities	177,449	181,485	834,643

Total liabilities	13,659,183	15,020,170	21,321,508

GigaMedia’s shareholders’ equity	91,904,862	88,447,894	115,634,182
Noncontrolling interest	146,388	(146,866)	(338,414)

Total equity	92,051,250	88,301,028	115,295,768

Total liabilities and equity	105,710,433	103,321,198	136,617,276

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2014	12/31/2013	3/31/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Loss Income to EBITDA
Net loss attributable to GigaMedia	(3,076,103)	(30,362,948)	(1,389,060)
Depreciation	77,689	89,778	111,651
Amortization	349,771	434,343	500,084
Interest income	(173,826)	(85,652)	(50,574)
Interest expense	15,580	7,549	27,237
Income tax expense	721	76,099	(16,570)

EBITDA	(2,806,168)	(29,840,831)	(817,232)